ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

January 9, 2008

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. ,Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB for the year ended December 31, 2006

       Filed April 16, 2007

       Form 10-QSB for the quarter ended March 31, 2007 and June 30, 2007

       File No. 000-13337

Dear Mr. Todd:

I am writing in response to your letter dated November 2, 2007.  The Staff’s comments that were set forth in your letter are repeated below, each followed by our response.

Form 10-KSB for the fiscal year ended December 31, 2006

Note 6. Goodwill, page F-15

1.

We refer to the response to comment 6 from your letter dated September 25, 2007. To help us better understand the accounting applied in identifying and recording the goodwill impairment, please respond to the following:

•

Please identify your reporting units. Tell us how you identified those reporting units and how the method you used is appropriate under paragraphs 30 and 31 to SFAS 142.

Response:

Advanced Battery Technologies, Inc. and its subsidiaries (the “Company or “Advanced Battery”) is a single reporting unit.  Per paragraph 30 to SFAS 142, which directs the identification of reporting units by (a) similarity of economic characteristics and (b) existence of discrete financial information, we identified the reporting unit based on the following three characteristics:

a)

It has a single operating segment that engages in manufacturing and distribution of rechargeable lithium battery cells, from which the Company earns all of its revenues;

b)

Only one set of financial information is available for the Company;

c)

The management uses this one set of financial information for decision making and performance evaluation;

•

Tell us how you allocated assets, liabilities and goodwill to each reporting unit. Explain to us how your methods conform to the guidance from 32 through 34 to SFAS 142. Demonstrate that you appropriately determined the carrying amount of each reporting unit as is required to perform step 1 of the impairment testing model.

Response:

Advanced Battery is a single reporting unit.  Therefore allocation of assets, liabilities and goodwill among reporting units is not applicable here. The carrying amount of the reporting unit is the book value of all of the assets, liabilities and goodwill recorded on the Company’s books.

•

Tell us how you determined the fair value of each identified reporting unit. Describe how your method was consistent with the guidance from paragraph 23 and 25 to SFAS 142. Your response should fully explain your method, models and assumptions.

Response:

Paragraph 23 of SFAS 142 states that quoted market prices are the best evidence of fair value, but that in certain circumstances additional indicators may be considered.  The Company’s management determined that the market price of its common stock at December 31, 2006 was not, by itself, an accurate representation of the value of the Company.  This determination was based on fact that the common stock was thinly traded at that time and subject to substantial swings in price without any evident relationship to changes in the Company’s financial condition or prospects.  In addition, there were no industry analysts reporting on the Company at that time, so the information available to the investing public was limited to the Company’s SEC filings.  For that reason, management also utilized the present value technique suggested in paragraph 24 of SFAS 142 in order to determine the fair value of the Company as a whole.

In determining the present value of the Company’s future cash flows, management made the following assumptions:

➢

Based on historical revenue growth and the prospective market, management assumed that revenue would grow by 20% per year.

➢

Based on those same factors, management assumed that annual net profits would be 25% of revenue.

These assumptions yielded a projection of $35.7MM in net profit during the 2007 – 2011 period.  However, the Company expects to invest in retooling, enhancing and replacing current plant and equipment, both to keep it functioning in its current condition and to effect modifications required for customized orders. Therefore the determination of future cash flows was based on a third assumption:

➢

Management assumed that the Company will invest a total of $12.1MM in capital improvements during the 2007 – 2011 period..

Deducting the estimated capital investment from the projected net income, management determined that the Company’s net cash flows for the 2007 – 2011 period would be $23.6MM. Management adopted this as the fair value of the reporting unit, although it was less than the market value of $31.3MM at December 31, 2006, since the adjusted projected net cash flows was believed to more accurately reflect the actual value of the Company on that date

•

Demonstrate why it was appropriate to proceed to step two of the impairment testing model as described in paragraph 20 to SFAS 142.

Response:

By using the method described above, the fair value of the Company yielded a total amount of $23,641,706.  We then compared that fair value to the carrying amount of the reporting unit, and found that the carrying amount exceeded the fair value by approximately $2MM. Therefore, it was determined that the goodwill was impaired. The second step of the goodwill impairment test was therefore necessary.

•

If you were required to proceed to step two of the impairment testing model, please further explain to us how you applied paragraph 21 to SFAS 142, including how you performed the allocation of fair value to assets and liabilities as described in that paragraph. Please be specific.

Response:

The Company then allocated the fair value to all of its assets and liabilities same way as what they did for accounting for the purchase of 30% minority interest. We determined and allocated the fair value of the assets and liabilities by using the following methods:

a)

present value technique to measure the fair value of an asset or liability such as accounts receivable and accounts payable;

b)

third party independent evaluation of certain assets such as land and patent;

c)

reasonable estimate by comparing prices of similar assets and liabilities that are on the market, such as the buildings and equipments.

2.

If you determined that you have a single reporting unit, tell us whether you used quoted market price in determining the fair value of that reporting unit. If you used quoted market price, please tell us the date and price used. If you did not use quoted market price, please further explain why you believe your method is appropriate under paragraph 23 to SFAS 141.

Response:

Management considered the quoted market price of $.63 per share on December 31, 2006 in determining the fair value of the reporting unit.  However, management primarily used the present value technique (based on an estimate of the cash flows for the next five years) to determine the fair value of the Company. We believe it is appropriate because it is more accurate as to the fair value of the business as a whole by considering the future capital spending. The cash flow estimates incorporated assumptions that are consistent and reasonable.

Thank you very much for your attention.

Yours.

/s/ Sharon Xiaorong Tang

Sharon Xiaorong Tang, Chief Financial Officer